SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

FROZEN FOOD EXPRESS INDUSTRIES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

359360104

(CUSIP Number)

Thomas Milton Duff

529 Industrial Park Rd.

Columbia, MS 39429

601-424-3204

Copies to:

Ralph S. Janvey, Esq.

Krage & Janvey, L.L.P.

2100 Ross Avenue

Suite 2600

Dallas, TX 75201

(214) 397-1912

(Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 13, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 359360104

(1)	Names of Reporting Persons Thomas Milton Duff

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 1,050,124

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 1,050,124

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,050,124

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 5.84%*

(14)	Type of Reporting Person (See Instructions) IN

* This percentage was calculated based upon a total of 17,990,904 shares outstanding as of November 7, 2012 according to representations made by the Issuer in its Form 10-Q for the quarterly period ended September 30, 2012 filed on November 14, 2012.

CUSIP No. 359360104

(1)	Names of Reporting Persons The James Ernest Duff Amended and Restated Trust Agreement

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Mississippi

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 1,050,124

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 1,050,124

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,050,124

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 5.84%*

(14)	Type of Reporting Person (See Instructions) OO

* This percentage was calculated based upon a total of 17,990,904 shares outstanding as of November 7, 2012 according to representations made by the Issuer in its Form 10-Q for the quarterly period ended September 30, 2012 filed on November 14, 2012.

Item 1.	Security and Issuer.

This Amendment No. 1 to Schedule 13D (the “Schedule”) relates to shares of Common Stock, $1.50 par value per share, of Frozen Food Express Industries, Inc., a Texas corporation (the “Issuer”).  This Schedule is being filed on behalf of Thomas Milton Duff and The James Ernest Duff Amended and Restated Trust Agreement (together, the “Reporting Persons”) and amends and supplements the Schedule 13D filed by the Reporting Persons on March 4, 2013.  The address of the principal executive office of the Issuer is 1145 Empire Central Place, Dallas, Texas 75247-4305.

Item 4.	Purpose of Transaction.

The disclosure provided in Item 4 of the Schedule 13D amended hereby is updated to include the following additional disclosure:

On March 13, 2013, Duff Brothers Capital Corporation and Investment Transportation Services, LLC, affiliates of the Reporting Persons (the “Affiliates”), and the Issuer entered into a Confidentiality Agreement (the “Confidentiality Agreement”) pursuant to which the Issuer agreed to provide the Affiliates certain confidential information concerning the business of the Issuer and the Affiliates generally agreed not to disclose such confidential information and agreed to standstill restrictions with respect to the Issuer’s securities.  The summary of the Confidentiality Agreement contained in this Schedule does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement filed herewith as Exhibit 99.1.

Except as set forth in this Item 4, neither of the Reporting Persons currently have any other present plans or proposals that relate to or would result in any of the actions specified in Item 4 of Schedule 13D.  The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer or the shares beneficially owned by the Reporting Persons, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in Item 4 of Schedule 13D.  The foregoing is subject to change at any time, and there can be no assurance that any of the Reporting Persons will take any of the actions set forth above.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The disclosure provided in Item 6 of the Schedule 13D amended hereby is updated to include the following additional disclosure:

The information set forth in Item 4 of this Schedule is hereby incorporated by reference in this Item 6.  Other than the matters disclosed above in response to Item 4 and this Item 6, neither of the Reporting Persons is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit No. 99.1           Confidentiality Agreement by and between Duff Brothers Capital Corporation and Investment Transportation Services, LLC and Frozen Food Express Industries, Inc., executed March 13, 2013.

Exhibit No. 99.2           Joint Filing Agreement (incorporated by reference to Exhibit No. 99.1 to the Schedule 13D filed by the Reporting Persons on March 4, 2013).

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATE: March 15, 2013	BY:	/s/ Thomas Milton Duff
THOMAS MILTON DUFF

THE JAMES ERNEST DUFF AMENDED AND RESTATED TRUST AGREEMENT

	BY:	/s/ James Ernest Duff
JAMES ERNEST DUFF, TRUSTEE